Exhibit (a)(5)(B)

Contact:

Brad W. Buss

Cypress EVP Finance & Administration and CFO

(408) 943-2754

Greenhill & Co., LLC

(415) 216-4115

For Immediate Release

Cypress Semiconductor Commences Tender Offer for Ramtron International

for $2.68 Per Share in Cash

Increased Offer Price Provides Substantial Immediate Value to Ramtron Stockholders

SAN JOSE, Calif., June 21, 2012 – Cypress Semiconductor Corporation (NASDAQ:CY) today announced that it has commenced a tender offer to acquire all of the outstanding common stock of Ramtron International Corporation (NASDAQ:RMTR) for $2.68 per share in cash. This represents a 48% premium over Ramtron’s closing price of $1.81 per share on June 11, 2012, the day before Cypress publicly disclosed its offer for Ramtron, and a significant increase to Cypress’s prior offer. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 19, 2012, unless the offer is extended.

“We are disappointed that Ramtron’s Board of Directors has again rejected our acquisition proposal and chosen to deny its stockholders the opportunity to achieve a substantial premium and immediate liquidity for their shares,” said T.J. Rodgers, President and Chief Executive Officer of Cypress. “Instead, Ramtron is embarking on an uncertain strategic review process that could take many months. As a condition to our participation in that process, Ramtron asked that we agree to a highly restrictive ‘standstill’ agreement that would prevent us from proceeding with our offer for at least two years. Our offer is not subject to any due diligence or financing conditions, we do not require access to any of Ramtron’s confidential information, and we are unwilling to agree to that type of restriction on our ability to take our offer directly to Ramtron’s stockholders.”

Mr. Rodgers continued, “Although we continue to seek a negotiated agreement with Ramtron, we are committed to pursuing our $2.68 per share cash offer and will take all necessary steps to complete it. Our offer can be completed quickly, and we urge Ramtron’s stockholders to promptly tender their shares. In so doing, they can send a clear message to Ramtron’s Board that it should set aside Ramtron’s ‘poison pill’ and support our offer.”

In addition to commencing its offer, Cypress sent the following letter to Ramtron today:

June 21, 2012

BY EMAIL

Dr. William G. Howard, Jr., Chairman of the Board of Directors

Mr. Eric A. Balzer, Director and Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, CO 80921

Gentlemen:

I am writing to convey to you our decision to increase our proposal to acquire Ramtron International Corporation to $2.68 per share in cash. Our revised proposal represents a premium of 48% over Ramtron’s closing price of $1.81 per share on June 11, 2012, the day before we publicly disclosed our initial offer of $2.48 per share in cash. As before, our offer provides Ramtron’s stockholders with certain value and immediate liquidity at a substantial premium.

This morning, we are also commencing a tender offer to purchase all outstanding shares of Ramtron at our revised per share price. We are resolute in our desire to acquire Ramtron and we think that now is the appropriate time to take our offer directly to Ramtron’s stockholders so that they can consider it for themselves. We urge the Ramtron Board of Directors to remove its “poison pill” and allow your stockholders an opportunity to freely participate in our offer.

Although we continue to believe that our prior offer represented full and fair value, we have increased our offer at this time in the interest of quickly consummating a transaction. Our revised offer restores to your stockholders much of the value eroded as a result of the combination of your recent losses and your decision to pursue a dilutive equity offering in 2011. In addition, we note in your recent public announcement that you have amended the change of control agreements originally put in place following our offer in March 2011. Although we recognize the value of Ramtron’s talented employees, and we intend to honor those agreements, we are increasingly concerned about the growing magnitude of these costs and the potential effect that they would have on the price that any acquirer can offer for Ramtron.

We have learned that you have begun an uncertain and undefined review of strategic alternatives with no timetable established. We were surprised that you proposed as a condition to our participation in that process a two year standstill agreement that would completely restrict us from communicating with, or making an offer to, you or your stockholders. We simply cannot agree to such a restriction. Our offer is not subject to any due diligence or financing conditions and we do not require access to any of Ramtron’s confidential information in order to proceed.

We look forward to meeting with Ramtron’s stockholders in the days ahead so that we can discuss the merits of our offer with them. We are confident that they will agree that our offer represents the best alternative available to Ramtron. We will continue to explore all necessary steps to ensure that Ramtron’s stockholders can consider our offer.

It continues to be our preference to engage in a negotiated transaction. We urge the Ramtron Board of Directors to do the right thing and immediately begin negotiations with us so that we may deliver significant value to your stockholders. We and our advisors stand ready at any time to meet and review our offer directly with you.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

The Offer to Purchase, Letter of Transmittal and other offering documents will be filed today with the Securities and Exchange Commission. Investors and stockholders of Ramtron may obtain copies of all of the offering documents free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Georgeson Inc., the information agent for the offer, at 212-440-9800 or toll-free at 866-219-9786.

Greenhill & Co., LLC is acting as financial advisor to Cypress and dealer manager for the offer, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as legal counsel.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC 1, PSoC 3, and PSoC 5 programmable system-on-chip families and derivatives, CapSense touch sensing and TrueTouch solutions for touchscreens. Cypress is the world leader in USB controllers, including the high-performance West Bridge solution that enhances connectivity and performance in multimedia handsets, PCs and tablets. Cypress is also the world leader in SRAM memories. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the Nasdaq Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Additional Information

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Cypress Semiconductor Corporation (“Cypress”) will file tender offer documents, including a tender offer statement on Schedule TO, with the Securities and Exchange Commission (the “SEC”) and mail those documents to stockholders of Ramtron International Corporation (“Ramtron”). INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and stockholders of Ramtron will be able to obtain free copies of these documents (when available) and other documents filed by Cypress with the SEC at the SEC’s website (www.sec.gov). The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, Georgeson Inc., at 212-440-9800 or toll-free at 866-219-9786.

Forward-Looking Statements

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding Cypress’s proposal to acquire Ramtron and the terms and conditions of such acquisition, each of which involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including the business and economic conditions and growth trends in the semiconductor industry and in various geographic regions; our ability to manage financial risk; and other factors listed in Cypress’s most recent reports on Form 10-K, 10-Q and 8-K. The information above speaks only as of the date of this release.

Cypress, the Cypress logo, PSoC, PowerPSoC, CapSense and West Bridge are registered trademarks and Cypress Developer Community, PSoC Creator and TrueTouch are trademarks of Cypress Semiconductor Corp. All other trademarks are property of their owners.

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